EXHIBIT 3

BIOMIRA INC.

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Biomira Inc. (“Biomira”)
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

January 2, 2007

3.	News Release

Biomira issued two news releases on Canada News Wire on January 2, 2007.

4.	Summary of Material Change

On January 2, 2007, Biomira announced that the Phase II clinical trial of PX-12 in patients with advanced pancreatic cancer is open for enrollment. PX-12 is a proprietary small molecule designed to inhibit the activity of thioredoxin (Trx-1), a protein that regulates a number of cancer-related pathways. Biomira anticipates that the first patient in the trial will be treated in January 2007.

Also on January 2, 2007 Biomira announced that the global Phase III clinical trial, START (Stimulating Targeted Antigenic Responses To NSCLC), assessing the efficacy and safety of Stimuvax® (BLP25 liposome vaccine) as a potential treatment for patients with unresectable stage III non-small cell lung cancer (NSCLC) is open for patient enrollment. The trial is being conducted by Merck KGaA of Darmstadt, Germany, (“Merck”) and its U.S. affiliate EMD Pharmaceuticals, Inc. under the provision of a collaboration agreement between Biomira and Merck. Biomira is entitled to a milestone payment upon enrollment of the first patient in the Phase III trial, which is anticipated to occur in January 2007.

5.	Full Description of Material Change

On January 2, 2007, Biomira announced that the Phase II clinical trial of PX-12 in patients with advanced pancreatic cancer is open for enrollment. PX-12 is a proprietary small molecule designed to inhibit the activity of thioredoxin (Trx-1), a protein that regulates a number of cancer-related pathways. Biomira anticipates that the first patient in the trial will be treated in January 2007.

The randomized, open-label Phase II trial will evaluate two dose levels of PX-12 in patients with advanced pancreatic cancer whose tumors have progressed while being treated with gemcitabine or gemcitabine-containing regimens. Up to 80 patients are expected to be enrolled in the trial at three centers in the United States: the Virginia G.

Piper Cancer Center in Scottsdale, Arizona; the University of Arizona Cancer Center, Tucson; and the University of Texas M. D. Anderson Cancer Center in Houston. The United States National Cancer Institute (NCI) is partially funding the trial under a Clinical Trials Agreement with the Translational Genomics Research Institute (TGen). The principal investigator for the trial is Daniel D. Von Hoff, MD.

Also on January 2, 2007, Biomira announced that the global Phase III clinical trial, START, assessing the efficacy and safety of Stimuvax® (BLP25 liposome vaccine) as a potential treatment for patients with unresectable stage III non-small cell lung cancer (NSCLC) is open for patient enrollment. The trial is being conducted by Merck KGaA of Darmstadt, Germany, (“Merck”) and its U.S. affiliate EMD Pharmaceuticals, Inc. under the provision of a collaboration agreement between Biomira and Merck. Biomira is entitled to a milestone payment upon enrollment of the first patient in the Phase III trial, which is anticipated to occur in January 2007.

Enrollment in the Phase III trial, which is expected to include more than 1,300 patients in approximately 30 countries, is now open to patients in 12 countries, including the U.S., and will subsequently expand to additional countries. Currently, there are no approved maintenance therapies for patients responding to first-line treatment for unresectable stage III NSCLC.

The START trial is a randomized, double-blind, placebo-controlled study that will evaluate patients with documented unresectable stage III NSCLC who have had a response or stable disease after at least two cycles of platinum based radio-chemotherapy. The study has been designed considering scientific advice from the European Medicines Agency (EMEA/CHMP) and has been agreed upon with the U.S. Food and Drug Administration (FDA) through a Special Protocol Assessment (SPA).

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

9.	Date of Report

January 2, 2007

BIOMIRA INC.
By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice-President Finance & Administration